

January 11, 2011

By U.S. Mail and facsimile to (781) 246-2807

Ms. Barbara J. Fournier, Principal Financial Officer
FSP Galleria North Corp.
401 Edgewater Place
Wakefield, MA   01880

> **Re: FSP Galleria North Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-51940**

Dear Ms. Fournier:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief